Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Target Corporation 401(k) Plan of our reports (a) dated March 11, 2008, with respect to the consolidated financial statements and schedule of Target Corporation and the effectiveness of internal control over financial reporting of Target Corporation, included in its Annual Report on Form 10-K for the year ended February 2, 2008,  and (b) dated June 16, 2008, with respect to the financial statements and schedules of the Target Corporation 401(k) Plan included in its Annual Report on Form 11-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

August 29, 2008